# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aeva Technologies, Inc., CIK 0001789029
CUSIP: 00835Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 555 Ellis Street, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 07/31/2025
Amends the filing with accession number 0001193125-21-089622
Filed by CIK 0001850177
Persons authorized to receive notices and communications: Mina Rezk, c/o Aeva Technologies, Inc., 555 Ellis Street, Mountain View, California (CA), 94043, 650-481-7070

## Reporting persons
- Mina Rezk (CIK 0001850177): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 5,040,888; shared voting power 0; sole dispositive power 5,040,888; shared dispositive power 0; aggregate amount beneficially owned 5,040,888 (8.7% of the class)
  Comment: Consists of (i) 180,667 shares of common stock, par value $0.0001 per share (Common Stock) of the Issuer (as defined in Item 1 below) held of record by Mina Rezk (the Reporting Person) directly, (ii) 3,486,669 shares of Common Stock held of record by a trust for the benefit of the Reporting Person (the Trust), and (iii) 1,373,552 shares of Common Stock underlying stock options exercisable within 60 days of the date of this Statement held by the Reporting Person. The Reporting Person has sole voting, investment and dispositive power with respect to the shares held by the Trust. Excludes 1,394,605 shares of Common Stock underlying restricted stock units not expected to settle within 60 days.
  
  Ownership percentage based on 57,701,250 shares, which is the sum of (i) 56,327,698 shares of Common Stock of the Issuer outstanding as of July 31, 2025, as reported by the Issuer in its Annual Report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) on August 6, 2025, plus (ii) 1,373,552 shares of Common Stock underlying stock options exercisable within 60 days of the date of this Statement held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Aeva Technologies, Inc.
Address of issuer's principal executive offices: 555 Ellis Street, Mountain View, California (CA), 94043

## Item 2. Identity and Background
Name of person filing: Mina Rezk
Residence or business address: The business address of the Reporting Person is c/o Aeva Technologies, Inc., 555 Ellis Street, Mountain View, CA 94043
Present principal occupation or employment: The Reporting Person's present principal occupation is Chief Technology Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person is not, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 5 below.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the original Schedule 13D filed with the Commission on March 22, 2021, as amended by Amendment No. 1 filed with the Commission on March 21, 2025 (the Original Schedule 13D) is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for the Reporting Person and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for the Reporting Person and Item 2 above.
Transactions in the class effected during the past sixty days: In the past sixty days, the Reporting Person effected the following transactions of the Issuer's Common Stock, 1. On July 7, 2025, 69,901 shares of Common Stock at a weighted-average price of $30.5356 for aggregate sale proceeds of $2,134,468.98 were automatically sold in a non-discretionary transaction by the Reporting Person to cover withholding obligation upon the vesting and settlement of certain time-based restricted stock unit awards; 2. On July 31, 2025, pursuant to bona fide gift for which no payment of consideration was received by the Reporting Person, the Reporting Person transferred an aggregate of 1,000,000 shares of Common Stock to two individuals with no affiliation with the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as reported in this Statement, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference and supplemented below:

The decrease in ownership from the Original Schedule 13D reflects the fact that 3,560,000 shares were previously pledged by EAD Group LLC (EAD), an affiliate of the Reporting Person, to secure a loan, and that such pledge is now the subject of a dispute. Based on information provided to the Reporting Person, the Reporting Person believes that the pledged shares may have been sold prior to June 2025.

## Signatures
- Mina Rezk: /s/ Mina Rezk, Mina Rezk (08/07/2025)